EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors’ Report)

	10/31/2012	10/31/2011	10/31/2010	10/31/2009	10/31/2008

Earnings before income taxes	$196,262,000	$174,826,000	$141,268,000	$95,788,000	$181,289,000

Plus: Fixed charges	24,294,555	24,249,868	23,579,921	24,280,076	26,141,532

Earnings available to cover fixed charges	$220,556,555	$199,075,868	$164,847,921	$120,068,076	$207,430,532

Ratio of earnings to fixed charges	9.08	8.21	6.99	4.95	7.93

Interest expense	$16,906,000	$16,970,000	$17,113,000	$17,578,000	$19,333,000

Rentals (interest expense)	7,388,555	7,279,868	6,466,921	6,702,076	6,808,532

Total fixed charges	$24,294,555	$24,249,868	$23,579,921	$24,280,076	$26,141,532